CANADIAN ZINC CORPORATION

Financial Statements

(In Canadian Dollars)

December 31, 2004, 2003, 2002 and 2001

Index

Report of Independent Registered Public Accounting Firm

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Notes to Financial Statements

Schedules of Deferred Exploration Costs and Development Costs

MOORE STEPHENS

ELLIS FOSTER LTD.

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

Website:  www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CANADIAN ZINC CORPORATION

We have audited the balance sheets of Canadian Zinc Corporation as at December 31, 2004, 2003, 2002 and 2001 and the statements of operations and deficit and cash flows for each of the years in the four-year period ended December 31, 2004.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004, 2003, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the four-year period ended December 31, 2004 in accordance with Canadian accounting principles generally accepted.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States of America.  Application of accounting principles generally accepted in the United States of America would have affected the company’s financial position and its shareholders’ equity as at December 31, 2004, 2003, 2002 and 2001 and its results of operations for each of the years in the fourth-year period ended December 31, 2004 to the extent summarized in Note 13 to the financial statements.

Vancouver, Canada

“MOORE STEPHENS ELLIS FOSTER LTD.”

February 25, 2005

Chartered Accountants

MSEF

A partnership of incorporated professionals

 An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

- members in principal cities throughout the world

CANADIAN ZINC CORPORATION

Balance Sheets
December 31, 2004, 2003, 2002 and 2001
(In Canadian Dollars)
	2004	2003	2002	2001

ASSETS

Current assets
Cash and cash equivalents	$12,907,997	$13,339,442	$63,896	$545,450
Accounts receivable and prepaids	24,711	54,455	7,792	5,758

Total current assets	12,932,708	13,393,897	71,688	551,208

Resource interests (Note 3)	16,897,724	13,216,218	12,746,832	12,559,111

Plant and equipment (Note 4)	133,547	134,521	138,332	150,067

Total assets	$29,963,979	$26,744,636	$12,956,852	$13,260,386

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$175,080	$209,241	$77,137	$78,032

Property closure and abandonment
provision (Note 5)	1,197,996	117,990	-	-

Total liabilities	1,373,076	327,231	77,137	78,032

SHAREHOLDERS' EQUITY

Share capital (Note 6)	37,789,923	34,937,298	20,363,788	19,896,179

Share subscriptions received	-	-	69,460	-

Contributed surplus	36,000	36,000	97,500	-

Deficit	(9,235,020)	(8,555,893)	(7,651,033)	(6,713,825)

Total shareholders' equity	28,590,903	26,417,405	12,879,715	13,182,354

Total liabilities and shareholders' equity	$29,963,979	$26,744,636	$12,956,852	$13,260,386

Approved by the Directors:		“John F. Kearney”		“Robert Gayton”
		John F. Kearney		Robert J. Gayton

CANADIAN ZINC CORPORATION

Statements of Operations and Deficit
Years Ended December 31, 2004, 2003, 2002 and 2001
(In Canadian Dollars)
	2004	2003	2002	2001

Expenses
Amortization	$3,794	$5,119	$7,074	$9,193
Listing and regulatory fees	33,447	102,086	26,115	36,451
Office and general	152,313	74,816	113,206	203,365
Professional fees	165,648	140,141	265,721	125,033
Management compensation	328,773	320,523	102,913	271,460
Stock-based compensation	-	54,000	97,500	-
Shareholder and investor communications	325,228	236,555	144,484	108,101
Interest income	(330,076)	(28,380)	(4,552)	(16,832)

Total expenses	679,127	904,860	752,461	736,771

Writeoff of resource interest (Note 3b)	-	-	184,747	-

Loss for the year	(679,127)	(904,860)	(937,208)	(736,771)

Deficit, beginning of year	(8,555,893)	(7,651,033)	(6,713,825)	(5,977,054)

Deficit, end of year	$(9,235,020)	$(8,555,893)	$(7,651,033)	$(6,713,825)

Loss per share - basic and diluted	$(0.01)	$(0.02)	$(0.03)	$(0.03)

Weighted average number of common
shares outstanding - basic and diluted	67,174,891	39,889,341	33,548,663	27,678,223

CANADIAN ZINC CORPORATION

Statements of Cash Flows
Years Ended December 31, 2004, 2003, 2002 and 2001
(In Canadian Dollars)
	2004	2003	2002	2001

Cash flows from (used in) operating activities
Loss for the year	$(679,127)	$(904,860)	$(937,208)	$(736,771)
Adjustment for items not involving cash:
- amortization	3,794	5,119	7,074	9,193
- stock-based compensation	-	54,000	97,500	-
- resource interest written off, less $28,000 paid by shares	-	-	184,747	-
- shares issued for consulting services	-	-	37,500	-
	(675,333)	(845,741)	(610,387)	(727,578)
Change in non-cash working capital items:
- accounts receivable and prepaids	29,744	(46,663)	(2,034)	20,017
- accounts payable and accrued liabilities	(34,161)	132,104	(895)	(63,194)

Net decrease in cash flow from operating activities	(679,750)	(760,300)	(613,316)	(770,755)

Cash flows from financing activities
Proceeds from shares issued and subscribed,
net of issuance costs	2,444,625	14,388,550	471,569	1,034,809

Cash flows used in investing activities
Purchase of equipment	(45,657)	(5,378)	-	(10,577)
Acquisition of pilot plant	-	-	-	(108,161)
Exploration costs, excluding amortization
and accretion	(2,120,663)	(217,326)	(339,807)	(595,872)
Lease and property abandonment deposit	(30,000)	(130,000)	-	-

Net decrease in cash flow from investing activities	(2,196,320)	(352,704)	(339,807)	(714,610)

Increase (decrease) in cash and cash equivalents	(431,445)	13,275,546	(481,554)	(450,556)

Cash and cash equivalents, beginning of year	13,339,442	63,896	545,450	996,006

Cash and cash equivalents, end of year	$12,907,997	$13,339,442	$63,896	$545,450

Supplementary cash flow information:
Interest paid in cash	$-	$-	$-	$-
Income taxes paid in cash	$-	$-	$-	$-
Non cash transactions:
Shares issued pursuant to royalty acquisition agreement	$408,000	$-	$-	$-
Shares issued pursuant to resource interest option agreement	$-	$-	$28,000	$-
Shares issued for consulting services	$-	$-	$37,500	$-
Shares issued for commissions pursuant to private placement	$-	$-	$-	$6,000
Shares issued to broker agent for corporate finance fees	$-	$75,000	$-	$-

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

1.

Nature of Operations

The Company is primarily engaged in exploration and development of its Prairie Creek property and related activities.  The Company is considered to be in the exploration and development stage and to date has not earned any significant revenues.  The recoverability of amounts shown for resources interests and related deferred costs is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and  future profitable production (see Note 3).

2.

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts in the financial statements and the notes thereto.  Actual results may differ from those estimates.

Cash Equivalents

Cash equivalents usually consist of liquid investments which are readily convertible into cash with maturities of three months or less when purchased.  Cash equivalents consist of $12,896,302 (2003 - $7,000,000, 2002 - $ nil, 2001 - $100,000) in redeemable term deposits.

Plant and Equipment

Plant and equipment are recorded at cost, net of accumulated amortization.  Amortization is provided on a declining-balance basis at the following annual rates:

Mining equipment and pilot plant	30%
Office furniture and equipment	20%
Computer equipment	30%

Amortization is provided at half the annual rate in the year of acquisition.

Resource Interests

The Company follows the policy of capitalizing all acquisition (including plant and equipment acquired with the property), exploration and development costs relating to the resource interests.  The amounts shown for resource interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based upon estimated proven and probable reserves.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

2.

Significant Accounting Policies (continued)

The carrying values of mineral interests, on a property-by-property basis, are reviewed by management at least annually to determine if they have become impaired.  If impairment is deemed to exist, the mineral property will be written down to its net recoverable value.

Ownership in resource interests involves certain inherent risks, including geological, metal prices, operating costs, and permitting risks.  Many of these risks are outside the Company’s control.

The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, obtaining the necessary financing to complete their development, obtaining the necessary permits to operate a mine, and realizing profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in Prairie Creek has been based on current conditions.  However, it is reasonably possible that changes could occur which could adversely affect management’s estimates and may result in future write downs of capitalized property carrying values.

Property Option Agreements

Property Option payments are recorded as resource property costs or recoveries when the payments are made or received, respectively.

Asset Retirement Obligations

The Company adopted the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations”. Under this Section, future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value as at the time in which they are incurred or the event occurs giving rise to such an obligation. The liability is increased (accreted) over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized as part of the asset’s carrying value, and is amortized over the asset’s estimated useful life.  The amount of the liability will be subject to re-measurement at each reporting period.

The Company, where possible, has estimated asset retirement obligations based on current best practice.  These estimates, made by Management, are subject to change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Long-lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  If impairment is deemed to exist, the asset will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

2.

Significant Accounting Policies (continued)

Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share amounts are calculated by the treasury stock method giving effect to the potential dilution that would occur if options, warrants or other contracts to issue common shares were exercised or converted to common shares.  As the Company incurred net losses in fiscal 2004 and 2003, the stock options and share purchase warrants as disclosed in note 6 were not included in the computation of loss per share as such inclusion would be anti-dilutive.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Stock-based Compensation

In fiscal 2003, the Company prospectively adopted fair value method of accounting for the stock options awards granted to employees and directors, as recommended by Canadian Institute of Chartered Accountants Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”.   The Handbook provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected the prospective application, which allows the fair value method to be applied to awards granted, modified or settled on or after January 1, 2003.   All stock-based awards made to non-employees continue to be recognized and measured using the fair value method.

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

3.

Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property:

	2004	2003	2002	2001

Acquisition costs:
- mining lands	$3,158,000	$2,750,000	$2,750,000	$2,750,000
- plant and mills	500,000	500,000	500,000	500,000
	3,658,000		3,250,000	3,250,000
Increase from asset retirement obligation	1,134,070	219,600	-	-
Exploration and development costs (see schedule)	12,105,654	9,746,618	9,496,832	9,309,111
	$16,897,724	$13,216,218	$12,746,832	$12,559,111

Prairie Creek Mine

The Company holds a 100% interest in the Prairie Creek Mine property, plant and equipment located in the Northwest Territories, Canada.

In 1994, the Company acquired a 100% interest, subject to a 2% net smelter royalty interest ("N.S.R."), in the property.  The acquisition included a 60% interest in the plant and equipment located on the property with an option to acquire the remaining 40% interest. One-half of the 40% interest was to be transferred to the Company when N.S.R. payments totalled $3,200,000 and the remaining one-half interest when additional N.S.R. payments  totalled $5,000,000, whereupon the N.S.R. terminated.

In early 2004, the Company entered into an agreement with Titan Logix Corp. (Titan) to purchase Titan’s interest in the Prairie Creek Mine Property. Under The Agreement with Titan, the Company acquired the remaining 40% interest in the physical plant and equipment and repurchased the 2% NSR royalty.  The consideration for the acquisition was the issuance to Titan of 300,000 common shares and 250,000 purchase warrants exercisable at $1.25 per share until June 22, 2005.

During 2003 the Company renewed two surface leases granted by the Federal Government relating to the operation and care and maintenance of the Prairie Creek Mine Property for a period of ten years terminating March 31, 2012.  The Company paid $100,000 upon execution of the lease and is obligated to pay $30,000 per year for five years to a maximum of $250,000, (of which $130,000 was paid as at December 31, 2003 and $160,000 was paid as at December 31, 2004) as a security deposit for the performance of abandonment and reclamation obligations under the leases.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

3.

Resource Interests (continued)

On September 10, 2003 the Company was granted a Type A Land Use Permit and a Type B Water Licence for a period of five years commencing September 10, 2003 for underground development and exploration and for metallurgical testing, by the Mackenzie Valley Land and Water Board.  Under the terms of the Land Use Permit and Water Licence the Company is obliged to contribute the amounts of $30,000 and $70,000, respectively, as security deposits for reclamation obligations.

In 1996, the Company concluded a Co-operation Agreement with the Nahanni Butte Dene Band (“Band”), part of the Deh Cho First Nations.  In return for co-operation and assistance undertakings given by the Band towards the development of the Prairie Creek Project, the Company granted the following net profit interest and purchase option to the Band:

(i)

A 5% annual net profits, before taxation, interest in the Prairie Creek Project, payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road;

(ii)

An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Kl First Nation and the Deh Cho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to grant the Water Licence to the Company.  At December 31, 2004 the Review had not been heard by the Court. Filing of these proceedings by the Nahanni Butte Dene Band is in breach of the Co-operation Agreement.  The Nahanni Butte Dene Band has informed the Company that the Nahanni considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.

Damoti Lake

On June 20, 2002, the Company entered into an Option Agreement with Standard Mining Corporation (a corporation related to the Company by a common director) to acquire a 50% interest of the Damoti Lake advanced gold exploration project by paying $20,000 in cash and issuing 100,000 common shares of the Company at $0.28 per share for $28,000.  The Company further expensed $136,747 in exploration of this project.  Subsequent to December 31, 2002, the Company terminated the Option Agreement.  The total expenditure of $184,747 has been written off.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

4.

Plant and Equipment

	2004			2003	2002	2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value	Net Book Value
Mining equipment	$ 215,202	$ 168,521	$ 46,681	$ 6,807	$ 10,877	$ 15,538
Pilot plant	108,161	32,449	75,712	108,161	108,161	108,161
Furniture, fixtures & equipment	79,065	67,911	11,154	19,553	19,294	26,368
	$ 402,428	$ 268,881	$ 133,547	$ 134,521	$ 138,332	$ 150,067

5.

Asset Retirement Obligation

	2004	2003

Opening balance – beginning of the year	$117,990	$-
Obligations re-measured during the year	1,043,189	144,000
Payment of security deposit	(30,000)	(30,000)
Accretion expense	66,817	3,990
Ending balance – end of the year	$1,197,996	$117,990

The Company’s asset retirement obligation arises from its obligations to undertake site reclamation and remediation in connection with its operating activities. The security deposits which the Company has paid for these obligations have been recorded in Resource Interests (see note 3).

The total discounted amount of the estimated cash flows required to settle the asset retirement obligation is estimated to be $1,043,189 measured in 2004 dollars. While it is anticipated that some expenditures will be incurred during the life of the operation to which they relate, a significant component of this expenditure will only be incurred at the end of the mine life. In determining the carrying value of the asset retirement obligation, the Company has assumed a long term inflation rate of 2.5%, a credit-adjusted risk-free discount rate of 6.5% and a weighted average useful life of production facilities and equipment of ten years. Elements of uncertainty in estimating this amount include changes in the projected mine life, reclamation expenditures incurred during ongoing operations and reclamation and remediation alternatives.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

6.

Share Capital

Authorized:  Unlimited (2003 - 200,000,000, 2002 and 2001 - 50,000,000) common shares with no par value.

Issued:

Number of Shares		Amount
Balance, December 31, 2000	26,567,014	$18,861,370
Pursuant to a private placement at $0.30 per share less $65,924 issuance costs	2,121,001	570,376
Pursuant to a private placement at $0.15 per share and issuance of 40,000 shares for agent’s commission, less $44,767 of issuance costs	3,040,000	405,233
Pursuant to a private placement of flow-through shares at $0.18 per share less $2,000 issuance costs	340,000	59,200
Balance, December 31, 2001	32,068,015	19,896,179
Private placement at $0.15 per share	1,000,000	150,000
Consulting agreement at $0.15 per share	250,000	37,500
Private placement of flow-through shares at $0.23 per share (less $18,768 issuance cost)	729,914	149,112
Property option agreement at $0.28 per share	100,000	28,000
Private placement at $0.23 per share (less $9,758 issuance costs)	490,240	102,997
Balance, December 31, 2002	34,638,169	20,363,788
Private placements of flow-through and non-flow-through shares at $0.17 per share (less $32,900 issuance costs)	1,500,000	222,100
Private placements of flow-through and non-flow-through shares at $0.50 and $0.58 per share (less $656,764 issuance costs )	14,150,000	6,431,036
Private placements of flow-through and non-flow-through shares at $1.00 and $1.40 per share (less $531,128 issuance costs)	6,407,143	6,018,872
Exercise of stock options ranging from $0.20 to $0.25 per share (including $115,500 from contributed surplus attributed to stock-based compensation recognized in prior periods)	2,680,000	678,500
Exercise of share purchase warrants ranging from $0.17 to $0.25 per share	5,107,620	1,223,002
Balance, December 31, 2003	64,482,932	34,937,298
Warrants exercised at various exercise prices per share	4,462,010	2,410,125
Shares issued pursuant to mineral interest agreement	300,000	408,000
Stock options exercised at $0.23 per share	150,000	34,500
Balance, December 31, 2004	69,394,942	$37,789,923

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

6.

Share Capital (continued)

Stock Options

The Company did not grant any stock option in fiscal year 2004.

A summary of the Company’s stock option plans to December 31, 2004 is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2000	2,550,000	$ 0.50
Cancelled	(450,000)	$(0.61)
Options outstanding at December 31, 2001	2,100,000	$ 0.48
Cancelled for repricing	(1,780,000)	$(0.51)
Repriced	1,780,000	$ 0.20
Cancelled	(220,000)	$(0.23)
Granted	800,000	$ 0.22
Options outstanding and exercisable at December 31, 2002	2,680,000	$ 0.21
Granted	900,000	$ 0.23
Exercised	(2,680,000)	$(0.18)
Cancelled	(300,000)	$(0.18)
Options outstanding and exercisable at December 31, 2003	600,000	$ 0.23
Exercised	(150,000)	$(0.23)
Options outstanding and exercisable at December 31, 2004	450,000	$ 0.23

In 2003, the Company granted stock options to purchase an aggregate of 900,000 common shares at $0.23 per share to employees and directors of the Company.  These stock options vested immediately and expire in five years.  Each option entitles the holder to acquire one common share of the Company.  Under the fair value method adopted in 2003, the Company charged $54,000 stock based compensation to operations during 2003.

The weighted average fair value of the options granted in 2003 was estimated at $0.06 by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate of 5.5%, dividend yield of 0%, volatility of 70% and expected life of 4 years.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

6.

Share Capital (continued)

Stock Options (continued)

In 2002, the Company granted 300,000 stock options to its employees and directors and modified the exercise price of 1,780,000 existing options to $0.20 per share granted to its employees and directors and applied the intrinsic value based method of accounting.  Had the Company followed the fair value based method of accounting in fiscal year 2002, the Company would have recorded an additional compensation expense of $171,000 in respect of these employees and directors’ stock options.  Pro-forma loss and loss per share information determined under the fair value method of accounting for fiscal year 2002 are as follows:

Net (loss) for the fiscal year 2002:
- as reported	$ (937,208)
- pro-forma	(1,108,208)
Basic and diluted (loss) per share:
- as reported	$(0.03)
- pro-forma	$(0.03)

In 2002 the Company recorded $97,500 of stock-based compensation on 500,000 stock options granted to a consultant.

The weighted average fair value of the options granted and modified in 2002 was estimated at $0.10 by using the Black Scholes Option Pricing Model with the following weighted average assumptions:  risk-free interest rate of 5.5%, dividend yield of 0%, volatility of 54% and expected life of 3.7 years.

The Black-Scholes model was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions.  In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise.  The Company’s options have characteristics which are significantly different from those of traded options, and changes in any of the assumptions can materially affect fair value estimate.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

6.

Share Capital (continued)

Warrants

12,405,000 share purchase warrants were issued as part of the private placements completed during 2003.  In accordance with Financial Instruments – Disclosure and Presentation (CICA 3860), share purchase warrants attached to private placement units issued in 2003 were valued using the Residual Approach.  Under this approach, proceeds up to the Company’s share market value are allocated to the shares and only the excess above the market value is allocated to the attached share purchase warrants.  This approach has been applied on a consistent basis.  No value has been allocated to these warrants as determined under the Residual Approach. 4,462,010 warrants were exercised during 2004 at various prices for gross proceeds of $2,410,125.

Number of Warrants Outstanding at December 31, 2003	Number of Warrants Expired/ Exercised during 2004	Issued during 2004	Balance of Warrants Outstanding at December 31, 2004	Exercise Price Per Warrant	Expiry Date
490,000	(490,000)	-	Nil	$0.15	January 24, 2004
50,000	(50,000)	-	Nil	$0.23	February 1, 2004
1,410,000	(1,410,000)	-	Nil	$0.58	November 10, 2004
600,000	(600,000)	-	Nil	$1.25	December 22, 2004
705,000	(54,810)	-	650,190	$0.60	May 10, 2005
5,825,000	(2,466,125)	-	3,358,875	$0.60	May 10, 2005
3,325,000	(300,000)	-	3,025,000	$1.25	June 22, 2005
-	-	250,000	250,000	$1.25	June 22, 2005
12,405,000	(5,370,935)	250,000	7,284,065

Each warrant entitles the holder to acquire one common share of the Company.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

7.

Related Party Transactions

a)

Included in accounts payable is $122,396 (2003 - $nil, 2002 - $nil, 2001 - $25,000) payable to directors and a company controlled by a director of the Company.

b)

The Company incurred the following expenses to directors and corporations controlled by directors of the Company:

		2004		2003	2002	2001

Consulting fees		$115,258		$56,256	$109,257	$32,125
Executive compensation		97,500		230,000	-	-
Investor relations		10,554		-	-	-
Rent		12,000		-	-	-
	$		$		$109,257	$32,125

c)

Other related party transactions are discussed elsewhere in these financial statements.

8.

Income Taxes

The Company’s income tax expense for each of the years 2004, 2003, 2002 and 2001 is nil.  The Company provided a valuation allowance equal to the future tax assets because the timing of the utilization of the future tax assets is indeterminable.

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2004	2003	2002	2001
Statutory income tax rate	(36%)	(38%)	(40%)	(45%)
Tax losses not benefited	36%	38%	40%	45%
Effective tax rate	-	-	-	-

As at December 31, 2004, the Company has non-capital losses of approximately $3,831,000, unused cumulative Canadian exploration and development expenses of $11,107,000 and undepreciated capital costs of approximately $801,000, to carry forward for tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire from 2005 to 2014.  The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.  Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is uncertain.

During the year ended December 31, 2004, 2002 and 2001 the Company incurred Canadian Exploration Expenditures of $1,762,800 (2002 - $167,880, 2001 - $61,200) which had been renounced to the subscribers for 28,157,143 (2002 - 729,914, 2001 - 340,000) flow through shares issued in 2003.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

9.

Non-cash Transactions

In fiscal year 2004, the Company entered into an agreement with Titan Logix Corp. (“Titan”) to purchase Titan’s interest in the Prairie Creek Mine Property.  The consideration for the acquisition was the issuance to Titan of 300,000 common shares at $1.36 per share, being the fair value at the time of issuance, and 250,000 purchase warrants exercisable at $1.25 per share until June 22, 2005.

In fiscal year 2003, the Company issued 100,000 Units to a broker agent for corporate finance fees. Each unit consists of one non-flow through share and one half of a share purchase warrant.  50,000 such share purchase warrants entitle the holders to purchase one common share of the Company, 25,000 a price of $0.60 and 25,000 a price of $1.25 per share for a period of eighteen months.

The 100,000 Units have been recorded as share issuance cost of $75,000 with an offsetting increase to share capital.

In fiscal year 2002, the Company issued 100,000 common shares to the optionor under the Damoti Lake Option Agreement at $0.28 per share.

In fiscal year 2002, the Company issued 250,000 common shares to a company controlled by a director of the Company for consulting services at $0.15 per share.

In 2001, the Company issued 40,000 common shares to pay part of the commissions pursuant to a private placement at $0.15 per share.

10.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.  The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.  The Company places its cash and cash equivalents with high credit quality financial institutions which invested the funds in AAA debt instruments.  The Company is not exposed to significant interest or currency risks arising from these financial instruments.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

11.

Subsequent Events

As of January 1, 2005 amendments made by the Toronto Stock Exchange to its Company Manual, the Company has implemented amendments to its stock option plan to change the maximum number of common shares which may be made subject to option from time to time from a fixed number to a rolling maximum of 10% of the Company's issued and outstanding share capital at the time of grant.  The amendments were described in the Company’s Information Circular dated May 14, 2004 and approved by shareholders at the Company’s Annual Meeting held on June 16, 2004.  Currently outstanding options to purchase common shares of the Company will continue to be exercisable and will be governed by and subject to the terms of the amended plan.

The Board of Directors has approved the grant, subject to regulatory approval, of incentive stock options under the previously approved 2004 10% Rolling Stock Option Plan for the purchase of a total of 3,650,000 common shares at $0.60 per share to directors, officers, consultants and service providers of the Company.  These stock options vested immediately and expire in five years (January 14, 2010).  Each option entitles the holder to acquire one common share of the Company.

12.

Comparative Figures

Certain 2003, 2002 and 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

(a)

The Statement of Shareholders’ Equity, prepared in accordance with the U.S. GAAP as required, is presented below.

						Total
			Additional	Common		Share-
	Common shares		paid-in	stock	Deficit	holders'
	Shares	Amount	capital	issuable	accumulated	equity

Balance, December 31, 2001	32,068,015	$-	$21,274,730	$-	$(17,401,487)	$3,873,243

Shares issued pursuant to a private
placement at $0.15 per share	1,000,000	-	150,000	-	-	150,000

Shares issued pursuant to a consulting
agreement at $0.15 per share	250,000	-	37,500	-	-	37,500

Flow-through shares issued pursuant
to a private placement at $0.23 per
share, less issuance costs of $18,768	729,914	-	149,112	-	-	149,112

Shares issued pursuant to a resource
Interest option agreement at $0.28
per share	100,000	-	28,000	-	-	28,000

Shares issued pursuant to a private
placement at $0.23 per share
less issuance costs of $9,758	490,240	-	102,997	-	-	102,997

Subscriptions received	-	-	-	69,460	-	69,460

Stock based compensation	-	-	268,500	-	-	268,500

Comprehensive income
- net (loss) for the year	-	-	-	-	(1,295,929)	(1,295,929)

Balance, December 31, 2002	34,638,169	$-	$22,010,839	$69,460	$(18,697,416)	$3,382,883

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles   (continued)

(a)

(continued)

						Total
			Additional	Common		Share-
	Common shares		paid-in	stock	Deficit	holders'
	Shares	Amount	capital	issuable	accumulated	equity

Balance, December 31, 2002	34,638,169	$-	$22,010,839	$69,460	$(18,697,416)	$3,382,883

Flow-through and non-flow-through
shares issued pursuant to private
placement at $0.17 per share net cost	1,500,000	-	222,100	-	-	222,100

Flow-through and non-flow-through
shares issued pursuant to private
placement at $0.50 and $0.58 per
share less issuance cost	14,150,000	-	6,431,036	(69,460)	-	6,361,576

Flow-through and non-flow-through
shares issued pursuant to private
placement at $1.00 and $1.40 per
share less issuance cost	6,407,143	-	6,018,872	-	-	6,018,872

Exercised of stock options ranging
from $0.20 to $0.25 per share	2,680,000	-	563,000	-	-	563,000

Exercised of warrants ranging from
$0.17 to $0.25 per share	5,107,620	-	1,223,002	-	-	1,223,002

Stock based compensation	-	-	54,000	-	-	54,000

Comprehensive income
- net (loss) for the year	-	-	-	-	(1,154,646)	(1,154,646)

Balance, December 31, 2003	64,482,932	$-	$36,522,849	$-	$(19,852,062)	$16,670,787

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles   (continued)

(a)

(continued)

						Total
			Additional	Common		Share-
	Common shares		paid-in	stock	Deficit	holders'
	Shares	Amount	capital	issuable	accumulated	equity

Balance, December 31, 2003	64,482,932	$-	$36,522,849	$-	$(19,852,062)	$16,670,787

Exercised of warrants at
various prices	4,462,000	-	2,410,125	-	-	2,410,125

Shares issued pursuant to a mineral
Interest agreement	300,000	-	408,000	-	-	408,000

Exercised of stock options at
$0.23 per share	150,000	-	34,500	-	-	34,500

Comprehensive income
- net (loss) for the year	-	-	-	-	(3,038,163)	(3,038,163)

Balance, December 31, 2004	69,392,942	$-	$39,375,474	$-	$(22,890,225)	$16,485,249

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting

Principles   (continued)

(b)

Reconciliation of Balance Sheet Items:

	2004	2003	2002	2001

Resource interest (Canadian GAAP)	$16,897,724	$13,216,218	$12,746,832	$12,559,111
Resource interest written off	(12,105,654)	(9,746,618)	(9,496,832)	(9,309,111)
Resource interest (US GAAP)	$4,792,070	$3,469,600	$3,250,000	$3,250,000

Total assets (U.S. GAAP)	$17,858,325	$16,998,018	$3,460,020	$3,951,275
Total liabilities (U.S. GAAP)	$1,373,076	$327,231	$77,137	$78,032

(c)

Reconciliation of Statement of Operations Items:

	2004	2003	2002	2001

Loss for the year (Canadian GAAP)	$ (679,127)	$ (904,860)	$ (937,208)	$ (736,771)
Resource interest written off	(2,359,036)	(249,786)	(187,721)	(600,993)
Stock-based compensation	-	-	(171,000)	-
Loss for the year (US GAAP)	$(3,038,163)	$(1,154,646)	$(1,295,929)	$(1,337,764)

Loss per share - basic and diluted (US GAAP)	$(0.05)	$(0.03)	$(0.04)	$(0.05)

Weighted average number of common shares outstanding - basic and diluted (U.S. GAAP)	67,174,891	39,889,341	33,548,663	27,678,223

(d)

Resource Interest

U.S. GAAP requires that exploration cost of resource interest not be deferred and capitalized until there is evidence of economically recoverable resources. Therefore, all exploration costs will not be capitalized for U.S. GAAP purposes as the Company is at present exploring its properties for economically recoverable ore reserves.  The effect of the write-off is presented in Notes 13(b) and 13(c).

(e)

Asset Retirement Obligations

The Company adopted the provisions of CICA 3110 “Asset Retirement Obligations” for Canadian GAAP purposes effective January 1, 2003.  The Canadian and US standards for asset retirement obligations are substantially the same.

(f)

Stock Options Compensation

The Company has been granting stock options to its directors, officers and employees from 1992 onwards.  All options granted were vested immediately and are exercisable from the date of grant for a period from one year to five years.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting

Principles   (continued)

(f)

Stock Options Compensation  (continued)

A summary of the options granted has been summarized in Note 6.

Prior to fiscal year 2002, the Company accounts for its stock-based compensation plan in accordance with Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, under which no compensation is recognized in connection with options granted to employees in 2001 net income except if options are granted at a strike price below fair value of the underlying stock.  Statement of Financial Accounting Standards No. 123 (“SFAS 123”) requires that stock-based compensation be accounted for based on a fair value methodology, although for employee and director stock-based compensation, it allows the application of intrinsic value method with the pro-forma fair value effects to be disclosed in the notes to the financial statements rather than in the statement of operations.  Statement of Financial Accounting Standards No. 148 (“SFAS 148”) provides for transitional rules for companies who adopt the fair value method of accounting for stock-based compensation related to stock options.  Effective January 1, 2003, the Company voluntarily adopted the fair value method of accounting for Canadian GAAP purposes.  For US GAAP, the Company adopted the transitional provisions of SFAS 148 prospectively for all options granted on or after January 1, 2002.  Accordingly, under US GAAP, stock-based compensation expenses for the year ended December 31, 2002, and contributed surplus and deficit as at December 31, 2002, 2003 and 2004, would each be increased by $171,000.  The effect of the adoption is presented in Notes 13(a) and 13(c).

The Company is required to calculate and present the pro-forma effect of all awards granted prior to fiscal year 2002. Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company’s loss for the year and loss per share:

2001

Loss for the year: - as reported	$(1,337,764)
- pro-forma	$(1,337,764)
Basic and diluted loss per share:
- as reported	$(0.05)
- pro-forma	$(0.05)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants rewarded in 2002 to 2003 (none were granted in 2001 and 2004), respectively:

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting

Principles   (continued)

(f)

Stock Options Compensation  (continued)

Year granted	Number of options granted	Dividend yields	Expected volatility	Risk-free interest rate	Expected lives in years	Weighted average fair value of options
2002	800,000	0%	54%	5.50%	3.7	$0.10
2003	900,000	0%	70%	5.50%	4.0	$0.06

(g)

Flow-through Shares

There is no difference between U.S. GAAP and Canadian GAAP because that, to date, the Company has issued such shares without any premium or discount.  Upon renunciation, the required deferred tax credit would be a charge to earnings under U.S. GAAP but then there would also be a release of an equal amount of the valuation allowance which would be credited to earnings; so there would be no net effect on U.S. GAAP earnings.

(h)

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4”, which is the result of the FASB’s project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The adoption of SFAS No. 151 will not have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FASB No. 153 will not have a material impact on the Company’s financial statements.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

Years Ended December 31, 2004, 2003, 2002 and 2001

(In Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting

Principles   (continued)

(h)

New Accounting Pronouncements   (continued)

In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation". SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The effect of the adoption of SFAS No. 123(R) is presented in Note 13(f).

CANADIAN ZINC CORPORATION

Schedules of Deferred Exploration and Development Costs
Years Ended December 31, 2004 and 2003
(In Canadian Dollars)
	2004	2003	2002	2001

Exploration and development costs
Assaying and surveys	$37,310	$1,802	$28,887	$22,506
Camp operation	223,975	5,865	40,426	70,283
Contract labor and consulting – geology	570,780	90,144	144,500	388,211
Drilling and underground development	912,258	-	-	4,846
Lease rental	58,003	74,145	43,563	54,494
Permitting and bonding	35,417	38,080	30,000	-
Transportation and travel	282,920	7,290	32,431	55,532

	2,120,663	217,326	319,807	595,872

Amortization – asset retirement obligation	128,719	24,400	-	-
Amortization – mining plant and equipment	42,837	4,070	4,661	5,121
Asset retirement accretion	66,817	3,990	-	-

Total exploration costs for the year	2,359,036	249,786	324,468	600,993

Deferred exploration costs, beginning of year	9,746,618	9,496,832	9,309,111	8,708,118

Deferred exploration costs written off - Damoti Lake	-	-	(136,747)	-

Deferred exploration costs, end of year	$12,105,654	$9,746,618	$9,496,832	$9,309,111